China Netcom Group Corporation (Hong Kong) Limited
No. 21, Financial Street
Xicheng District
Beijing, 100032
The People's Republic of China

Via EDGAR

September 18, 2007

Mr. Ardrew Mew
Senior staff consultant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-5546, USA

Re:  China Netcom Group Corporation (Hong Kong)Limited
Form 20-F for the Year ended December 31,2006
Filed May 31,2007 with File No. 001-32332

Dear Mr. Mew:

We refer to your letter dated September 5, 2007 regarding the Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2006 filed with the Commission on May 31,2007 with the file number 001-32332. Set forth below are our responses to your comments raised in your letter. For your convenience, we have also restated your comments below in italics.

1.
We note your capitalization of the sponsorship fee for the 2008 Beijing Olympic games and the related amortization on a straight line basis over four years in Note 4 (page F-25).Please explain to us your accounting for the fee under US GAAP. If your HKFRS accounting policy differs from US GAAP, tell us where you have reflected the difference in Note 40.

The Company respectfully submits that it has considered SFAS 142 “Goodwill and other intangible assets” and CON 6 “Elements of Financial Statements” for U.S. GAAP reporting in its accounting for the sponsorship fee for the 2008 Beijing Olympic Games.

In return for providing sponsorship fees to the Beijing Olympic Games Organising Committee (“BOGOC”), the Company is entitled to use the Olympic logo on the Company’s products designations.  Given that the right and benefits to use the Olympic logo (1) are probable to generate future benefits for the Company by providing it with strong publicity and enhancing its corporate branding image, (2) are granted exclusively to the Company so that only the Company is authorized to use the rights on fixed line telecom products during the stated period under the contract, and

(3) are granted to the Company in return for a RMB 0.54billion from the Company to the BOGOC, the usage rights contain the three essential characteristics of an asset as defined in CON6 and SFAS 142, and therefore were recorded as an intangible asset in the Company’s balance sheet since the usage rights have no physical substance.

Pursuant to FAS 142, paragraph 11, an intangible asset with a finite useful life should be amortized over its useful life. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. As to the amortization method, FAS 142, paragraph12, further states that “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

According to the Master Contract with the BOGOC, the Company is granted the right to use the Olympic logo on its products for four years from 2005 up to December 31, 2008. As there is no scientific or factually supportable method to determine a reliable usage pattern, the recognized intangible assets should be amortized on a straight-line basis over the contract period of four years.

The Company also brings to the notice of the staff that there is no difference between the accounting treatment adopted under US GAAP and HKFRS with respect to the above discussion for the sponsorship fees of the 2008 Beijing Olympic Games.

2.
We note in Note 4(r)(ii) that "[t]he cost of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period." We also note similar accounting disclosures on page 66 with respect to the handsets giver to customers within the PHS bundled service contracts. Please disclose your US GAAP accounting policies for revenue arrangements with multiple deliverables, including the handsets in your bundled arrangements, and advise us. Refer to EITF 00-21.If your HKFRS accounting policy differs from US GAAP, tell us where you have reflected the difference in Note 40 or advise us.

The Company respectfully submits that it has considered EITF 00-21 and the associated guidance set out in SAB Topic 13-A-3(f) Question 5 as well as the principle outlined in paragraphs 5 and 6 of SFAS 91 “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” and FTB 90-1 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” for US GAAP reporting when accounting for the revenue recognised and costs associated with the Company’s bundled PHS service contracts under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly services fee for a designated period.

The Group’s policy for revenue recognition in instances where multiple deliverables are bundled together and provided to the same counterparty is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables.” Thus, the Company is required to evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount.

However, the separation criteria above have not been fully satisfied as the handset does not have a value to the customer on a standalone basis and therefore only one unit of accounting is available to allocate the revenue received or receivable.  In particular:

(1)
The handset that is provided to a customer when they sign up for a PHS service contract is a marketing and promotional tool to help build the PHS customer base by attracting customers who consider the alternative mobile telecommunications services provided other operators in the service regions are too expensive.  PHS service provides a cheaper alternative to these people.  The value contributed by the promotional package is to lock-in these customers for a period of 6 to 24 months.

(2)
PHS handsets provided in the promotion can only be used in conjunction with our Company’s PHS services. The Company is the sole provider of a PHS network in the region where the PHS handset is sold and the handset cannot be readily transferred to an alternative network without a significant time and cost investment that is not feasible from an economic perspective.  The “free handset” therefore has little or no real value when it is separated from the PHS service before the end of the contracted service period.  There is no alternative use for the handset if the customer does not subscribe to the Company’s PHS service.

(3)	The PHS handsets offered as part of a promotion package are not sold on a standalone basis to customers.

Hence, the Company concluded that the handsets are not separated from the service and do not have a standalone revenue.  As a result, the revenue from the sale of PHS services are recognised based on the consumption level or ratably over the period when the consumption level cannot be practically determined.

For the cost recognition in respect of the above promotional contracts, the Company has considered the guidance laid out in SAB Topic 13-A3(f) Question 5 as well as paragraphs 5 and 6 of SFAS 91. Incremental direct costs (including the cost of handsets provided to the customers or the marketing agent commission paid) to obtain a customer are deferred as subscriber acquisition costs, to the extent that they are recoverable through contracted revenues made from future service fees, and amortised over the estimated life of the service contract in a manner to match with the expected future revenue stream.

The Company also brings to the notice of the staff that there is no difference between the accounting treatments under US GAAP and HKFRS with respect to the above discussion for revenue recognised and costs associated with the bundled PHS service contracts.

3.
We note in Note 4 (page F-28) that you have one business segment, the provision of fixed line telecommunication services. In light of your various sources of revenue such as fixed line (local and long distance), PHS, Broadband and internet related services, and other services etc., as described under Item 5 beginning page 45, it appears to us that you may have more than one operating segment for  US GAAP reporting purposes. Please provide us a comprehensive explanation of your consideration of the guidance in SFAS No.131 and how it relates to your operating structure. If you have concluded that you have more than one operating segment, explain to us, in detail, your consideration of paragraphs 16-18 of SFAS 131 in determining that you have one reportable segment and identify for us your operating segments. If applicable, include an explanation of your consideration of each of the aggregation criteria in paragraph 17 of SFAS 131.

The Company respectfully submits that it has considered the guidance from SFAS 131 in evaluating the operating segments for US GAAP reporting purposes.  SFAS 131 requires companies to report operating segments using the management approach which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance.

Currently, the management assesses the performance of the Company’s business units based upon revenues of each unit.  The telecommunication services for each business unit are provided through the same telecommunication network facilities such that the costs and assets are not and cannot be systematically allocated to each of these business units.  An analysis of the revenues of each business unit was disclosed in note 7 to the financial statements.  The Company does not have information regarding expenses, profit, or assets for each business unit, thus, this information is not disclosed.

Although the Company has launched a new type of services, Information Communications Technologies services (“ICT services) in the second half of 2006, the contribution from the ICT services only represented less than 1% of the consolidated revenue of the Company for the year ended 31 December 2006, and the value of the assets of the Company as at 31 December 2006.  Hence, the operation of the ICT services has not been separately reported according to the provision of paragraph 18 of SFAS 131.

In connection with responding to your comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please contact me at +8610-66259259 if you have any questions.

Sincerely,
China Netcom Group Corporation (Hong Kong) Limited

/s/ Fushen Li
Fushen Li
Chief Financial Officer